Exhibit 99.1

t!J NOVARTIS

B | PROPOSED SPIN-OFF OF ALCON Important Information This information brochure has been prepared exclusively for the shareholders of Novartis AG and holders of Novartis American Depositary Receipts (“ADRs”) in connection with the spin-off of Alcon proposed to the annual general meeting of Novartis shareholders to be held on February 28, 2019 (the “General Meeting”). We urge future holders of Alcon Shares to read the Form 20-F on file with the SEC or the SIX listing prospectus, once available, and familiarize themselves with the entire content, including the risk factors. The information set out herein and in any related materials is subject to updating, completion, revision, verification and/or amendment. Neither Novartis AG nor Alcon Inc. nor any of their affiliates or their respective bodies, executives, employees and advisers are under any obligation to update or keep current the information contained in this brochure or to correct any inaccuracies except to the extent it would be required under applicable law or regulation. This brochure is not an offer to sell or a solicitation of offers to purchase or subscribe for shares in Novartis AG or Alcon Inc. nor shall it or any part of it nor the fact of its distribution form the basis of, or be relied on in connection with, any contract therefor. This brochure does not constitute a listing prospectus as defined in the listing rules of the SIX Swiss Exchange, an issue prospectus as defined in the Swiss Code of Obligations or a prospectus under the securities laws and regulations of the U.S. or any other applicable laws. This brochure does not constitute a recommendation with respect to the shares of Novartis AG or Alcon Inc. This brochure contains forward-looking statements which express intentions, estimates, expectations and forecasts relating to future financial, operational and other developments and results. Such statements and the underlying assumptions are subject to a variety of risks, uncertainties and other factors which could mean that the actual developments may significantly differ therefrom. Shareholders should further note that even if the General Meeting approves the resolutions required to carry out the spin-off, the spin-off may not be completed, in full or in part, or may be delayed. In view of these uncertainties, readers of this brochure are cautioned not to place undue reliance on such forward-looking statements. Further, it should be noted that any market data and valuations, as well as past trends and performances, described in this brochure are no guarantee for the future development, performance or value of Novartis AG or Alcon Inc. Certain risks may be applicable to the spin-off and to the shares in Alcon Inc. (the “Alcon Shares”) once they are traded. You are advised to familiarize yourself with the entire content of this brochure and the material it refers to. This brochure is only a summary of certain provisions related to the spin-off and does not purport to be complete. In voting whether to approve the spin-off, you must rely on your own review of Alcon and the contemplated spin-off, including the merits and risks involved. If you are in any doubt as to the action you should take, you should seek your own financial, legal and tax advice immediately from your custodian, investment adviser, legal adviser or tax adviser. The distribution of this brochure, the delivery of Alcon Shares and the payment of cash in lieu of fractional shares in connection therewith may be restricted by law in certain jurisdictions outside Switzerland and the U.S. Persons who may come into possession of this brochure are required to inform themselves about and to observe such restrictions. The necessary information required for the registration of Alcon Shares with the U.S. Securities and Exchange Commission (“SEC”) and for the listing of the Alcon Shares on the SIX Swiss Exchange and on the New York Stock Exchange will be contained in a separate SIX listing prospectus for the Alcon Shares and a separate Form 20-F, on file with the SEC, respectively (see “Further Information”, p. 29).

PROPOSED SPIN-OFF OF ALCON | 1 Contents Letter from the Chairman of Novartis 2 Letter from the Chairman Designate of Alcon 3 Overview of Proposed Transaction Summary Eligibility to Receive Alcon Shares Distribution Ratio and Fractions Indicative Timeline 4 4 4 4 5 Description of Alcon Following the Proposed Transaction Overview Markets Alcon Operates In History of Alcon Certain Key Financial Information Overview of the Organizational Structure of Alcon Future Board of Directors Future Executive Committee Domicile and Location of Headquarters Overview of Shareholders’ Rights Brief Summary of Certain Key Provisions in the Articles of Incorporation Corporate Calendar Listing and Trading of Alcon Shares 6 6 8 9 10 11 11 13 14 15 15 15 15 Description of the Proposed Transaction Rationale for the Spin-off Required Steps for the Proposed Transaction Key Terms of the Separation and Distribution Agreement 16 16 17 17 Proposal of the Board of Directors to the General Meeting 18 Procedure to Receive Alcon Shares 20 Overview of the Tax Treatment for Novartis Shareholders and ADR Holders Switzerland United States 22 23 24 Certain Financial Information 25 Q&A 26 Further Information 29 Appendix for ADR Holders 30

2 | PROPOSED SPIN-OFF OF ALCON Letter from the Chairman of Novartis Joerg Reinhardt Dear Novartis Shareholder, On June 29, 2018, we announced plans to separate our Alcon business from the rest of Novartis by means of a spin-off of a newly formed company named Alcon Inc., which will contain our eye care devices business, consisting of our surgical and vision care businesses. Novartis will remain focused on building a leading medicines company, including the Innovative Medicines and Sandoz businesses. As two distinct publicly traded companies, we believe Novartis and Alcon will be better positioned to capitalize on significant growth opportunities and focus resources on their respective businesses and strategic priorities. We believe the separation would provide tremendous opportunities for our businesses and our shareholders, as we work to continue building long-term shareholder value. This spin-off will take place if the majority of votes represented in our upcoming General Meeting of February 28, 2019 approve the proposed transaction (provided that all conditions for the spin-off are met). This shareholder brochure will give you an overview of the key factors you should consider when voting on agenda item 6 (“Special Distribution by Way of a Dividend in Kind to Effect the Spin-off of Alcon Inc.”) in this meeting. This document also explains where more detailed information on the spin-off and on Alcon can be found. The Novartis Board of Directors has unanimously decided to recommend that you approve this transaction. Yours sincerely Joerg Reinhardt Chairman of the Board of Directors of Novartis

PROPOSED SPIN-OFF OF ALCON | 3 Letter from the Chairman Designate of Alcon Mike Ball Dear future Alcon Shareholder, I hope to welcome you soon as a shareholder of Alcon. If the spin-off takes place, we will be the leading global eye care devices company with a substantial worldwide customer base and a suite of industry-leading products. Alcon will be the largest eye care devices company in the world. We operate in the ophthalmic surgical and vision care markets, which are large, dynamic and growing. We are dedicated to providing innovative products that enhance quality of life by helping people see better. We have a strong foundation based on our trusted brand, a legacy of industry firsts and advancements, leading positions in the markets in which we operate and a continued commitment to substantial investment in innovation. As an independent publicly traded company, we intend to use our deep eye care expertise to drive long term sustainable growth. Together with the future Board of Directors and Executive Committee of Alcon, we invite you as Novartis shareholders to vote in favor of the motion proposed by the Novartis Board of Directors in the upcoming General Meeting. In connection with the distribution of our shares by Novartis, we intend to list our shares on the SIX Swiss Exchange and the New York Stock Exchange under the symbol “ALC”. We look forward to your support as a future Alcon shareholder. Yours sincerely Mike Ball Chairman Designate of Alcon

4 | PROPOSED SPIN-OFF OF ALCON Overview of Proposed Transaction Summary On June 29, 2018, Novartis announced its intention to seek shareholder approval for the spin-off of the Alcon business into a separately traded standalone company (the “Spin-off” and, together with all necessary steps to implement the Spin-off, the “Transaction”), following the complete legal and structural separation of the Alcon business into a standalone company (the “Internal Transactions”). The Spin-off will be effected by way of a distribution of a dividend in kind of Alcon Shares to Novartis shareholders and ADR holders (the “Spin-off Distribution”). they hold or have acquired and do not sell or otherwise dispose of prior to the close of business on the cum-dividend date (Cum Date, as defined on p. 5). You will not be required to make any payment, surrender or exchange your Novartis shares or ADRs or take any other action to receive your Alcon Shares in the Spin-off, except as otherwise described below with respect to holders of Novartis physical share certificates (Heimverwahrer), see “Procedure to Receive Alcon Shares – Holders of Novartis physical share certificates (Heimverwahrer)”, p. 20. Novartis will distribute the Alcon Shares to its shareholders and ADR holders on a pro rata basis. Distribution Ratio and Fractions Provided that the Spin-off Distribution is approved at the General Meeting and the conditions precedent for it are met, you will receive, for every: As a consequence of the Spin-off, Alcon will become an independent, publicly traded company on the SIX Swiss Exchange and the New York Stock Exchange. 5 Novartis shares: 5 Novartis ADRs: 1 Alcon Share 1 Alcon Share Eligibility to Receive Alcon Shares Provided that the Spin-off Distribution is approved at the General Meeting and the conditions precedent for it are met (see p. 19 for more information), each Novartis shareholder or ADR holder will receive Alcon Shares with respect to all Novartis shares or ADRs that Alcon Shares will be able to be traded and transferred across applicable borders without the need for conversion, with identical shares to be traded on the SIX Swiss Exchange in CHF and on the New York Stock Exchange in USD. ALCON SPIN-OFF TRANSACTION All necessary steps to implement the Alcon Spin-off from Novartis INTERNAL TRANSACTIONS The complete legal and structural separation of the Alcon business into a standalone company SPIN-OFF DISTRIBUTION The Spin-off will be effected by way of a distribution of a dividend in kind of Alcon Shares to Novartis shareholders and ADR holders

PROPOSED SPIN-OFF OF ALCON | 5 Indicative Timeline The Novartis Board of Directors expects that the Spin-off will occur in the first half of 2019. The final dates are, among other things, dependent on U.S. Securities and Exchange Commission and stock exchange approvals and could be materially delayed or not occur at all. Novartis will provide updates as additional information becomes available. Novartis shareholders and ADR holders will not receive fractional Alcon Shares and will instead receive cash upon the sale of the aggregated fractional shares in lieu of any fractional shares that they would have received after application of the distribution ratio. Regarding the treatment of fractions, see “Procedure to Receive Alcon Shares – Treatment of Fractions”, p. 21. At the earliest, the proposed Transaction could be completed according to the following timeline, which is generally applicable for Novartis shareholders holding their shares in book-entry form. For details regarding the timeline for holders of Novartis physical share certificates (Heimverwahrer), please refer to “Procedure to Receive Alcon Shares – Holders of Novartis physical share certificates (Heimverwahrer)”, p. 20. Holders of Novartis physical share certificates (Heimverwahrer) who do not timely provide the necessary details to receive Alcon Shares will instead receive cash upon the sale of the respective Alcon Shares, see “Procedure to Receive Alcon Shares – Holders of Novartis physical share certificates (Heimverwahrer)”, p. 20. certificates (Heimverwahrer)”, p. 20. to “Procedure to Receive Alcon Shares – Treatment of Fractions”, p. 21. Novartis ADR holders (holding their ADRs either in street accounts or as registered holders) should review the separate information about the timeline applicable to them included in the ADR appendix to this information brochure. The first day of trading of Alcon Shares on the SIX Swiss Exchange and New York Stock Exchange will be the same. ISIN, TICKER SYMBOL, SECURITY NUMBER OF NOVARTIS SHARES AND ALCON SHARES Title ISIN Ticker SymbolSecurity Number (Valor) Novartis Shares (listed on SIX) ADRs (listed on NYSE) CH0012005267 US66987V1098 NOVN NVS 1 200 526 n/a Alcon Shares (to be listed on SIX and NYSE) CH0432492467 ALC 43 249 246 (SIX) INDICATIVE TIMELINE FOR A POTENTIAL APRIL SPIN 1 Given current uncertainties, such as the impact of the U.S. government shutdown and Brexit, the illustrative spin date below is represented by “April x” 1Indicative only; earliest possible timeline. Novartis will provide updates as2 Shareholders should contact their bank, broker or other nominee for further additional information becomes available. For details regarding the indicativeinformation about their account and when they will be able to begin trading timeline for Novartis physical shareholders (Heimverwahrer), please refertheir Alcon Shares. to “Procedure to Receive Alcon Shares – Holders of Novartis physical share3 For details regarding the aggregation and sale of fractional shares, please refer Expected Date Event February 28, 2019 General Meeting April x-1, 2019 close of business Cum-dividend date (last day of trading Novartis shares including the right to receive Alcon Shares; the “Cum Date”) April x, 2019 Ex-dividend date (first day of trading Novartis shares excluding the right to receive Alcon Shares; the “Ex Date”) Listing and first day of trading of Alcon Shares on SIX Swiss Exchange (9.00 am CET) and New York Stock Exchange (9.30 am EST) April x, 2019 or shortly after 2 Credit of Alcon Shares to Novartis shareholders by their bank or broker Approximately 2 weeks after April x, 2019 Distribution of net cash proceeds for fractions of Alcon Shares3

6 | PROPOSED SPIN-OFF OF ALCON USD in sales, based on which Alcon is global player by market share in surgical global player by market share in Description of Alcon Following the Proposed Transaction The following provides a general description of Alcon as it is expected to be constituted as a standalone company following the proposed transaction. Overview Alcon researches, develops, manufactures, distributes and sells a full suite of eye care products within two key businesses: surgical and vision care. The surgical business is focused on ophthalmic products for cataract surgery, vitreoretinal surgery, refractive laser surgery and glaucoma surgery. Its broad surgical portfolio includes implantables, consumables and surgical equipment required for these procedures and supports the end-to-end needs of the ophthalmic surgeon. The vision care business comprises daily disposable, reusable, and color-enhancing contact lenses and a comprehensive portfolio of ocular health products, including products for dry eye, contact lens care and ocular allergies, as well as ocular vitamins and redness relievers. Alongside its world-class products, Alcon provides best-in-class service, training, education and technical support for customers in both its surgical and vision care businesses. Alcon is the largest eye care devices company in the world, with USD 6.8 billion in sales during the year ended December 31, 2017. Based on its sales for this period, Alcon is the number one company globally in ophthalmic surgical devices and the number two company globally in vision care. The leadership position of Alcon in many product categories supports its ability to launch new and innovative products, and to expand its reach to customers in new geographic areas worldwide. The Alcon surgical business had approximately USD 3.7 billion in sales during the year ended December 31, 2017. Key Alcon surgical equipment offerings include the Centurion vision system for phacoemulsification and cataract removal, the Constellation vision system for vitreoretinal surgery and the WaveLight refractive lasers used in LASIK and other laser-based vision correction procedures, including topography guided procedures marketed under the Contoura brand. SOME FACTS ABOUT ALCON1 6.8 billion the largest eye care devices company in the world No. 1 No. 2 vision care 1 For the year ended December 31, 2017

PROPOSED SPIN-OFF OF ALCON | 7 Key brands in the Alcon implantables portfolio include the AcrySof family of intraocular lenses (IOLs), with offerings from monofocal IOLs for basic cataract surgery to advanced technology IOLs for the correction of presbyopia and astigmatism at the time of cataract surgery. Alongside its implantable business, Alcon sells a broad line of consumable products that support ophthalmic surgical procedures, such as viscoelastic products, surgical solutions, incisional instruments and dedicated consumables, including fluidics cassettes and patient interfaces, which work with Alcon equipment. Alcon has 18 state-of-the-art manufacturing facilities that employ proprietary Alcon manufacturing technologies and know-how. The products of the surgical business are manufactured at facilities located in the U.S., Belgium, Switzerland, Ireland, Germany and Israel. The products of the vision care business are manufactured at facilities located in the U.S., Germany, Singapore, Malaysia and Indonesia. The Alcon vision care business had approximately USD 3.1 billion in sales during the year ended December 31, 2017. Alcon has a broad portfolio of daily disposable, reusable and color-enhancing contact lenses, including DAILIES and Air Optix. Key brands in the Alcon ocular health portfolio include the Systane family of artificial tear and related dry eye products, as well as the Opti-Free and Clear Care lines of multi-purpose and hydrogen peroxide disinfecting solutions, respectively. Maximize the potential of the near-term wave of technologies Capture opportunities to expand markets The broad range of Alcon products represents one of the most complete portfolios in the eye care devices industry, with high-quality and technologically advanced products across all major product categories in the ophthalmic surgical and vision care markets. With over 70 years of history in the ophthalmic industry, Novartis believes that the Alcon brand name is synonymous with innovation, quality, service and leadership among eye care professionals worldwide. the customer experience improve operating efficiencies and margin profile over time Alcon employs over 20 000 employees from more than 90 nationalities, operating in over 74 countries and serving consumers and patients in over 140 countries. Alcon has also made one of the largest commitments to research and development of any surgical and vision care company, with over 1 200 associates worldwide researching and developing treatments for vision conditions and eye diseases, and has sought innovation from both internal and external sources. In addition to its in-house R&D capabilities, Alcon also considers external innovation opportunities and routinely screens for companies developing emerging technologies that Alcon believes could enhance its existing product offerings or develop into innovative new products. STRATEGY OF ALCON In order to generate sustainable and profitable growth the Alcon strategy is built on five key pillars: 1portfolio by growing key products 2Accelerate innovation and deliver the next 3and pursue adjacencies 4Support new business models to expand Leverage the existing infrastructure to 5

8 | PROPOSED SPIN-OFF OF ALCON Markets Alcon Operates In Alcon operates in the global ophthalmic surgical and vision care markets, which are large, dynamic and growing. As the world population grows and ages, the need for quality eye care is expanding and evolving. Although it is estimated that 80% of all visual impairments are currently preventable, treatable or curable, Alcon operates in markets that have sub-stantial unmet medical and consumer needs. Alcon estimates that the size of the eye care markets in which it operates was approximately USD 23 billion for the year ended December 31, 2017 and is projected to grow at approximately 4% per year over the next five years. Below is a brief description of the ocular disorders relevant for the markets in which Alcon operates, as well as a diagram showing where in the eye the disorders occur and the placement of certain medical devices to treat ocular disorders: up close redness, and general crystalline lens trauma, ocular complications of 1 Myopia (nearsightedness), Hyperopia (farsightedness), Presbyopia (hardening of the natural lens due to age) and Astigmatism (oddly shaped cornea) HISTORY OF ALCON 1945 1977 2001 2008 Nestlé Alcon was acquired by a Nestlé subsidiary. 25% shares sold to Novartis Nestlé and Novartis entered into an agreement pursuant to which Nestlé agreed to sell approxima-tely 25% of the then-outstanding Alcon shares to Novartis, with an option for Novartis to acquire Nestlé’s remaining shares in Alcon beginning in 2010. The sale was consummated on July 7, 2008. Officially named Alcon The name of the entity was officially changed to Alcon, Inc. and, on March 20, 2002, Nestlé completed an initial public offering of approximately 25% of the outstanding shares of Alcon, Inc. Founded Alcon was originally founded in 1945 by pharmacists Robert Alexander and William Conner, who opened a small pharmacy under the “Alcon” name in Fort Worth, Texas. 4 3 12 5 PARTS OF THE EYE AND OCULAR DISORDERS RESULTS IN 1 Cornea / Front of Eye Refractive errors, Light coming through the such as myopia, eye does not focus on the hyperopia,retina correctly presbyopia and astigmatism1 Blurred or impaired vision; inability to focus 2 Tear Film Dry eye, allergyPoor quantity and quality of tears Blurred vision, itching, discomfort 3 Intraocular Lens CataractsClouding of the eye’s Blindness if untreated 4 Retina / Back of Eye Vitreoretinal/Vitreomacular traction, retinalCan cause irreversible retinal diseasesdetachment, severe eyeloss of vision diabetes (diabetic retinopathy) 5 Optic Nerve GlaucomaDamage to the optic nerve,Vision loss and blindness usually from increased pressure in the eye

PROPOSED SPIN-OFF OF ALCON | 9 Alcon expects the surgical and vision care markets to continue to grow, driven by multiple factors and trends, including but not limited to: Novartis purchased from Nestlé in 2008 and 2010, respectively, all of Nestlé’s shares in Alcon and in 2010 held approximately 77% of Alcon, with the remaining shares publicly traded. On December 14, 2010, Novartis entered into a definitive agreement with Alcon to merge Alcon into Novartis in consideration for Novartis shares and a contingent value amount, which was later approved by a Novartis extraordinary general meeting in 2011. • • • Aging population with growing eye care needs; Innovation improving the quality of eye care; Increasing wealth and growth from emerging economies; and Increasing prevalence of myopia, progressive myopia and digital eye strain. • In connection with the acquisition of Alcon by Novartis, Novartis merged its then existing contact lens and contact lens care unit, CIBA Vision, and certain of its ophthalmic pharmaceutical products into Alcon, making the Alcon Division the second-largest division of Novartis at the time of the merger, and moved the generic ophthalmic pharmaceutical business conducted by Alcon prior to the merger into the Sandoz Division of Novartis. In 2016, Novartis moved the management and reporting of the Alcon ophthalmic pharmaceutical and over-the-counter ocular health products to its Innovative Medicines Division. Subsequently, effective January 1, 2018, Novartis returned to Alcon the management and reporting of over-the-counter ophthalmic products and certain surgical diagnostic medications previously transferred from Alcon. History of Alcon Alcon was originally founded in 1945 by pharmacists Robert Alexander and William Conner, who opened a small pharmacy under the “Alcon” name in Fort Worth, Texas. In 1947, Alcon Laboratories, Inc. was first incorporated and began manufacturing specialty pharmaceutical products to address ocular health needs. In the succeeding years, Alcon began operating internationally with the opening of an office in Canada and first formed its surgical division. In 1977, Alcon was acquired by a Nestlé subsidiary. In 2001, the name of the entity was officially changed to Alcon, Inc. and, on March 20, 2002, Nestlé completed an initial public offering of approximately 25% of the outstanding shares of Alcon, Inc. Until its merger into Novartis, Alcon, Inc. was publicly listed and traded on the New York Stock Exchange. In early 2017, Novartis announced a strategic review of the Alcon business in order to explore all options to maximize value for Novartis shareholders, ranging from retention or sale of the business to the separation of the business via an initial public offering or spin-off transaction. On June 29, 2018, Novartis announced its intention to seek shareholder approval for the Spin-off. 2010 2011 2016 2018 Remaining 52% of Nestlé’s shares sold to Novartis On January 3, 2010, Novartis announced it was exercising its option to purchase the remai-ning approximately 52% of the total outstanding Alcon shares owned by Nestlé and submitted a merger proposal to acquire the approximately 23% of Alcon shares that were publicly traded. Upon consummation of the purchase on August 25, 2010, Novartis owned an approximate 77% interest in Alcon. Ophthalmic pharma-ceuticals transferred to Novartis Effective April 1, 2016, Novartis transferred the management and reporting of the Alcon ophthalmic pharmaceuticals portfolio to its Innovative Medicines Division. Proposed Spin-off announced On June 29, 2018, Novartis announced its intention to seek shareholder approval for the Spin-off of the Alcon business into a separately traded stand-alone company. Novartis merger with Alcon On April 8, 2011, a Novartis extra-ordinary general meeting approved the merger with Alcon, Inc., creating the Alcon Division within Novartis, which at the time became the fifth reported segment in the strategically diversified Novartis healthcare portfolio.

10 | PROPOSED SPIN-OFF OF ALCON Certain Key Financial Information The business of Alcon did not form a separate legal group of companies in all periods presented. As a result, the Alcon financial figures below were prepared on a standalone basis and are derived (carved-out) from the Novartis consolidated financial statements and accounting records. Given that these figures are meant to depict the Alcon business from the perspective of how it is expected to be constituted as a standalone company following the Spin-off, they are not directly comparable to the financial statements of Alcon as a division of Novartis reported in the consolidated financial statements of the Novartis annual report. These Alcon financial figures include charges and allocation of expenses related to certain Novartis business support functions and allocations for Novartis corporate general and administration functions. The preparation of carve-out financial statements requires management to make certain estimates and assumptions and actual outcomes and results could differ from those estimates and assumptions. Management believes that the allocation methodology used was reasonable and all allocations have been performed on a basis that reasonably reflects the services received by and cost incurred on behalf of Alcon. ALCON NET SALES TO THIRD PARTIES BY SEGMENT AND GEOGRAPHY (% of net sales and in USD) Vision care SurgicalInternational U.S. 2.8 bn 41% 3.1 bn 45% 3.7 bn 55% 4.0 bn 59% Contact Lenses Ocular Health Implantables Consumables Equipment/Other 15% 27% 41% 6.8bn 2017 sales 6.8bn 2017 sales 59% 31% 18% The 2018 financial figures presented above reflect the financial performance of Alcon on a standalone basis until September 30, 2018, and not for the entire 2018 financial year. The financial performance of Alcon on a standalone basis for the year ended December 31, 2018 will be published as soon as available, which could be after the General Meeting on February 28, 2019. For further information regarding the core results and constant currency figures presented above, which are non-IFRS measures, including a reconciliation of such core results to the most directly comparable measures presented in accordance with IFRS, please see “Certain Financial Information – Non-IFRS Measure Definitions and Reconciliations”, p. 25. ALCON KEY CORE FINANCIAL DATA (in USD millions unless indicated otherwise) Nine Nine Months Months Change in Ended Ended Change in constant September September USD currencies 30, 201830, 2017%% Year Ended December 31, 2017 Year Change in Ended Change inconstant December USD currencies 31, 2016%% Net sales to third parties 5 360 5 025 7 6 6 785 6 589 3 3 Core gross profit 3 4153 1399 7 4 211 4 1232 3 Core gross profit margin (%) 63.7 62.5 62.1 62.6 Core operating income 953 816 1715 1 086 1 128(4) (1) Core operating income margin (%) 17.816.2 16.0 17.1

PROPOSED SPIN-OFF OF ALCON | 11 Overview of the Organizational Structure of Alcon The leadership structure of Alcon will begin with a non-executive chairman and a separate chief executive officer. served as CEO of Hospira, Inc. from 2011 to 2015. Prior to that, Mr. Ball held a number of senior leadership positions at Allergan, Inc., including President from 2006 to 2011. Before joining Allergan, Inc. in 1995, he held roles of increasing responsibility in marketing and sales at Syntex Corporation and Eli Lilly & Co. He began his career in the healthcare industry in 1981. Mr. Ball has served on the board of directors of several companies, including Kythera Biopharmaceuticals Inc., Hospira, Inc., IntraLase Corp. and sTec, Inc. He holds a Bachelor of Science and a Master of Business Administration from Queen’s University in Canada. The Board of Directors of Alcon will be responsible for the overall direction and oversight of management, and will hold the ultimate decision-making authority for Alcon, with the exception of decisions reserved for shareholders. The Board of Directors of Alcon will delegate certain of its responsibilities to the following committees: the Audit and Risk Committee, Innovation Committee and the Compensation, Governance and Nomination Committee. The committees will enable the Board of Directors of Alcon to work in an efficient and effective manner, ensuring a thorough review and discussion of issues, while giving the Board of Directors of Alcon more time for deliberation and decision-making. Lynn Bleil Year of birth: 1963 Lynn Bleil has been a member of the board of directors of Stericycle, Inc. since 2015, Sonova Holding AG since 2016 and Amicus Therapeutics, Inc. since 2018. Ms. Bleil has also been a member of the advisory boards of private companies Navigen Pharmaceuticals and Halo Neuroscience since 2016. She has also been a member of the governing board of trustees at Intermountain’s Park City Medical Center since 2014, a member of the board of trustees of the U.S. Ski and Snowboard Team Foundation since 2014. Ms. Bleil was a Senior Partner at McKinsey & Company from 1985 to 2013 advising CEOs and board of directors in the healthcare and life sciences industry. Ms. Bleil holds a Bachelor of Science in Chemical Engineering from Princeton University, U.S., and a Master of Business Administration in Health Policy from the Stanford Graduate School of Business, U.S. The committees will regularly meet with management and, at times, external consultants to review the busi-ness, better understand applicable laws and policies affecting Alcon and support the Board of Directors of Alcon and management in meeting the requirements and expectations of stakeholders and shareholders. Future Board of Directors Prior to the date of the Spin-off, Novartis, as the sole shareholder of Alcon Inc., will elect the Board of Directors of Alcon for the period from the Spin-off until the 2020 Annual General Meeting of shareholders of Alcon (expected to be approximately one year following the date of the Spin-off). Currently, it is expected that Novartis will elect F. Michael Ball as Chairman of the Board of Directors of Alcon and David J. Endicott as a Director. Messrs. Ball and Endicott are currently working for Novartis as the Chairman Designate of Alcon (the “Chairman Designate”) and the Chief Executive Officer of the Alcon Division, respectively. The biographies of the anticipated Directors of Alcon following the Spin-off are included below. Arthur Cummings, M.D. Year of birth: 1962 Arthur Cummings, M.D., has been Consultant Ophthalmologist at Beacon Hospital, since 2007, and Owner and Medical Director at Wellington Eye Clinic, since 1998, both in Dublin, Ireland. Dr. Cummings holds a Bachelor of Science in Medicine and Surgery (MB. ChB.), and a Master of Medicine in Ophthalmology (M. Med) from the University of Pretoria, South Africa. Dr. Cummings is a Fellow of the College of Surgeons in South Africa (FCS SA) in Ophthalmology, and a Fellow of the Royal College of Surgeons of Edinburgh (FRCSEd) in Ophthalmology. F. Michael Ball, Chairman Designate Year of birth: 1955 F. Michael Ball held the position of Chief Executive Officer of the Alcon Division and served as a member of the Novartis Executive Committee from February 1, 2016 until June 30, 2018. He previously

12 | PROPOSED SPIN-OFF OF ALCON David J. Endicott, Chief Executive Officer Year of birth: 1965 David J. Endicott has been the Chief Executive Officer of the Alcon Division since July 1, 2018. He joined the Alcon Division in July 2016 as President, Commercial & Innovation, and Chief Operating Officer. Prior to joining the Alcon Division in 2016, Mr. Endicott was President of Hospira Infusion Systems, a Pfizer company. Before joining Hospira, Mr. Endicott served as an officer and executive committee member of Allergan, Inc., where he spent more than 25 years of his career in leadership roles across Europe, Asia and Latin America, as well as the U.S. Mr. Endicott has served on the board of directors of AdvaMed, Inc., Zeltiq, Inc. and Orexigen Therapeutics, Inc. He holds a Bachelor of Arts in Chemistry from Whitman College and a Master of Business Administration from the University of Southern California, both in the United States. and a member of the board of directors at Conceptus, Inc. from 2011 to 2013. He was Managing Director and Senior Advisor at TPG Capital, L.P. from 2007 to 2011. Mr. Grossman also served as a member of the board of directors of Zeltiq, Inc., as Lead Director, from 2013 to 2017, of Intuitive Surgical, Inc. from 2004 to 2010, of Kyphon Inc. in 2007, and served on a number of private boards of directors. Mr. Grossman holds a Bachelor of Science in Animal Sciences from The Ohio State University, U.S., and Master of Business Administration in Finance from Pepperdine Graziadio Business School at Pepperdine University, U.S. Scott Maw Year of birth: 1967 Until his retirement near the end of 2018, Scott Maw was Executive Vice President and CFO at Starbucks Corporation from 2014. He was also Senior Vice President in Corporate Finance at Starbucks Corpo-ration from 2012 to 2013, and Senior Vice President and Global Controller from 2011 to 2012. Since 2016, he has been a member of the board of directors of Avista Corporation. From 2010 to 2011, he was Senior Vice President and CFO of SeaBright Holdings, Inc. From 2008 to 2010, he was Senior Vice President and CFO of the Consumer Bank at JP Morgan Chase & Company. Prior to this, Mr. Maw held leadership positions in finance at Washington Mutual, Inc. from 2003 to 2008, and GE Capital from 1994 to 2004. Mr. Maw holds a Bachelor of Business Administration in Accounting from Gonzaga University, U.S. Thomas Glanzmann Year of birth: 1958 Thomas Glanzmann is the founder and has been a Partner at Medtech Ventures Partners since 2016. He has been a member of the board of directors of Grifols S.A. since 2006, including serving as Vice Chairman since 2017, and a member of the healthcare advisory board of Madison Dearborn Partners, LLC since 2011. He was President and CEO of Gambro AB from 2006 to 2011, and CEO and Managing Director of HemoCue AB from 2005 to 2006. Mr. Glanzmann was Senior Advisor to the Executive Chairman and Acting Managing Director of the World Economic Forum from 2004 to 2005. From 1988 to 2004, Mr. Glanzmann worked in various positions at Baxter International Inc., including President of Baxter Bioscience, CEO of Immuno International and President of Europe Biotech Group. In 2004, he was a Senior Vice President and Corporate Officer of Baxter AG. He holds a Bachelor of Science in Political Science from Dartmouth College, U.S., a Master of Business Administration from the IMD Business School, Switzerland and a Board of Directors Certification from the UCLA Anderson School of Management, U.S. Karen May Year of birth: 1958 Karen May has been a member of the board of directors of MB Financial, Inc. since 2004 and Ace Hardware Corporation since 2017. From 2012 to 2018, she was Executive Vice President and Chief Human Resources Officer at Mondelez International, Inc. (name changed from Kraft Foods, Inc. after the spin-off of selected Kraft North American businesses in 2012). From 2005 to 2012, Ms. May was the Executive Vice President and Chief Human Resources Officer of Kraft Foods, Inc. Between 1990 and 2005, she held various positions in Human Resources and Finance at Baxter International Inc., including Corporate Vice President and Chief Human Resources Officer and Vice President, International Finance. Prior to Baxter International Inc., Ms. May was a Certified Public Accountant in the audit practice of Price Waterhouse. Ms. May holds a Bachelor of Science in Accounting from the University of Illinois, U.S., and was a licensed Certified Public Accountant in the U.S. from 1980 to 1990. D. Keith Grossman Year of birth: 1960 D. Keith Grossman has been Chairman of the board of directors of Outset Medical, Inc. since 2014. He has been a member of the board of directors of both TherOx, Inc. and Vyaire Medical, Inc. since 2016 and ViewRay, Inc. since 2018. He was President and CEO of Thoratec Corporation from 1996 to 2006 and from 2014 to 2015, and was a member of the board of directors from 1996 to 2015. Mr. Grossman was CEO

PROPOSED SPIN-OFF OF ALCON | 13 Ines Pöschel Year of birth: 1968 Ines Pöschel has been a Partner at Kellerhals Carrard Zurich KIG since 2007. She has been a member of the board of directors of Implenia AG since 2016 and Graubündner Kantonalbank since 2018, and serves on the board of directors of various non-listed Swiss companies. From 2002 to 2007, Ms. Pöschel was a Senior Associate at Bär & Karrer AG. She was a Senior Manager at Andersen Legal LLC from 1999 to 2002. Ms. Pöschel has a Master in Law from the University of Zurich, Switzerland, and passed the Swiss Bar Exam in 1996. any, made prior to the date the Spin-off occurs will be identified in future filings of the Form 20-F with the SEC, when such information becomes available. David Murray, Chief Financial Officer Year of birth: 1963 David Murray has been Chief Financial Officer of the Alcon Division since September 2015. Prior to joining the Alcon Division, he held several financial leadership positions with Novartis. Mr. Murray most recently served as the Division CFO for Novartis Vaccines & Diagnostics. His previous roles at Novartis include Head Global Business Planning & Analysis and Financial Operations for the Pharma Division, Country CFO Novartis Spain, Vice President Finance General Medicines U.S. and Global Head of Finance Mature Products. Prior to joining Novartis in 2001, Mr. Murray held finance and commercial leadership roles at General Motors, Avis Europe, Swiss Bank Corporation and British Petroleum, p.l.c. Mr. Murray holds a Master in Economics and Accounting from Aberdeen University, Scotland, and is a Fellow of the Chartered Institute of Management Accountants (FCMA). Dieter Spälti Year of birth: 1961 Dieter Spälti has been CEO and a member of the board of directors at Spectrum Value Management Ltd., Switzerland since 2006. He was Managing Partner from 2002 to 2006. He has been a member of the board of directors at LafargeHolcim Ltd. since 2003. He has also been a member of the board of directors at SCI (Schweizerische Cement Industrie AG) since 2003. Dr. Spälti has been Chairman of the board of directors at Dorsay Development Corporation, Canada, since 2003. He has also served as Vice Chairman of the board of directors at Grand Resort Bad Ragaz AG, Switzerland, since 2005 and Vice Chairman of the board of directors at IHAG Holding AG, Switzerland, since 2002. Dr. Spälti was a Partner at McKinsey & Company from 1993 to 2001. He holds a PhD in Law from the University of Zurich, Switzerland. Michael Onuscheck, President, Global Businesses and Innovation Year of birth: 1966 Michael Onuscheck has been President, Global Businesses and Innovation of the Alcon Division from October 15, 2018. Mr. Onuscheck joined the Alcon Division in January 2015, as President and General Manager of the Global Surgical franchise. He joined the Alcon Division from Boston Scientific Corporation, where he spent 10 years, most recently serving as Senior Vice President and President, EMEA since 2011 overseeing the company’s business operations in Europe and Russia. Prior to that role, he served as Senior Vice President and President of Boston Scientific’s Neuromodulation division, with responsibility for research and development, manufacturing, marketing, sales, clinical research and customer service. Prior to joining Boston Scientific Corporation, Mr. Onuscheck held a variety of management positions at Medtronic plc in spinal reconstructive surgery and stereotactic image guided surgery, and various sales and marketing positions for Pfizer. Mr. Onuscheck earned his Bachelor of Arts in Business Administration and Psychology from Washington and Jefferson College in the U.S. Future Executive Committee Prior to the date of the spin-off, Novartis will appoint the members of the Executive Committee of Alcon (the “ECA”). Upon the Spin-off, the future Board of Directors of Alcon will formally confirm the members of the ECA. Below are the biographies of the officers of the Alcon Division who are currently expected to become members of the ECA in connection with the Spin-off, with the exception of David J. Endicott, the Chief Executive Officer of the Alcon Division, whose biography is included above under “Future Board of Directors”.There may be changes to those expected to become members of the ECA, either as a result of changes to ECA positions or position incumbents prior to the date of the Spin-off, and the members of the ECA at the time of the Spin-off cannot be known with certainty until the Spin-off occurs. Changes, if

14 | PROPOSED SPIN-OFF OF ALCON Leon Sergio Duplan Fraustro, President, North America Year of birth: 1967 Sergio Duplan has been President, North America of the Alcon Division since 2015, overseeing the United States and Canada markets. He is also a member of the board of directors of The Alcon Foundation. Mr. Duplan joined the Alcon Division in August 2012 as President of Latin America and Canada. Mr. Duplan began his career with Novartis in 2004, as Vice President of Sales in General Medicines, before being promoted to Head of Marketing and Sales for Latin America, General Medicines, Pharma. In 2008, he became Country Pharma Organization Head and Country President of Novartis Mexico. Prior to joining Novartis, Mr. Duplan held several positions of increasing responsibility in Sales, Finance and Country Management at Procter & Gamble and Eli Lilly & Co. Mr. Duplan holds a Bachelor’s in Industrial Engineering from Universidad Iberoamericana in Mexico and a Master of Business Administration from The Wharton School at the University of Pennsylvania, U.S. Laurent Attias, Head Corporate Development, Strategy, Business Development and Licensing and Mergers and Acquisitions Year of birth: 1967 Laurent Attias has been Head of Corporate Development, Strategy, Business Development and Licensing (BD&L) and Mergers and Acquisitions (M&A) of the Alcon Division since February 2017. Mr. Attias joined the Alcon Division in 1994 serving in roles with increasing responsibility, most recently as Senior Vice President BD&L, M&A and Market Access where he had operational responsibility for the Alcon Division’s commercial and pipeline development strategy, as well as market access initiatives across the Alcon Division’s surgical, pharmaceutical (currently part of Novartis ophthalmology as a retained Novartis business) and vision care franchises. Prior to that role, Mr. Attias served in various roles within the Alcon Division including Senior Vice President and Head of Global Commercial Franchises and Strategy, President, EMEA, Vice President, Central & Eastern Europe, Italy and Greece, Vice President/General Manager of Alcon Canada, and Vice President, Refractive Sales and Marketing. Mr. Attias holds both a Bachelor of Business Administration in Marketing and a Master of Business Administration from Texas Christian University, U.S. Ian Bell, President, International Year of birth: 1970 Ian Bell has been President, International of the Alcon Division since October 15, 2018, overseeing the Europe, Russia, Middle East and Africa, Asia Pacific, Japan and Latin America and Caribbean markets. He joined the Alcon Division in March 2016 as President of Europe, Middle East and Africa (EMEA) region. Mr. Bell joined the Alcon Division from Hospira, Inc., where he served as Corporate Vice President and President of the EMEA region. Prior to his work at Hospira, Inc. Mr. Bell was from 2008 to 2014 Corporate Vice President and President of Allergan, Inc.’s Asia Pacific region. Mr. Bell joined Allergan, Inc. in 2005 as Vice President and Managing Director of its neurosciences division for the EMEA region. Mr. Bell began his career at GlaxoSmithKline plc, where he held roles of increasing responsibility in sales, marketing and strategy for more than 10 years. Mr. Bell holds a Bachelor of Arts with honors in Economics from the University of York, United Kingdom. Domicile and Location of Headquarters Alcon Inc. was registered with the commercial register of the Canton of Fribourg, Switzerland on September 21, 2018 in preparation of the separation from Novartis and is a company organized under the laws of Switzerland. The Alcon Inc. registered office is located at Rue Louis d’Affry 6, 1701 Fribourg, Switzerland and its global headquarters are located at Chemin de Blandonnet 8, 1214 Vernier, Geneva, Switzerland. The current Alcon global divisional headquarters in Fort Worth, Texas, will remain a major operational, commercial and innovation hub for the proposed standalone company.

PROPOSED SPIN-OFF OF ALCON | 15 Overview of Shareholders’ Rights Alcon expects to maintain one share register split into two parts: a Swiss register for shareholders holding shares as book-entry shares via SIX SIS AG (“SIX SIS”), the Swiss settlement system, and a U.S. register for shareholders in the U.S. that wish to directly hold uncertificated shares of Alcon. Computershare Switzerland Ltd. will act as the Swiss share registrar and Computershare Trust Company, N.A. will act as the U.S. share registrar and transfer agent. Alcon shareholders will have largely the same rights as they currently enjoy as Novartis shareholders. Because Alcon will only have one class of registered shares, all Alcon shareholders will have the same rights. Each share will be entitled to one vote at a general meeting of shareholders. Voting rights may only be exercised for shares registered with the right to vote on the record date for the applicable general meeting. Regarding the registration process, please refer to “Q&A – I am registered in the Novartis share register. What do I have to do in order to be registered in the Alcon Share register?”, p. 28. In addition, Alcon currently intends that the issued shares of Alcon will be held in the following forms: • Shares issued as book-entry (intermediary-held) securities via SIX SIS: Alcon Shares will be issued in uncertificated form and a portion of such shares will be registered in the main register with SIX SIS, which provides services for the clearing, settlement and custody of Swiss and international securities, in order to issue them in book-entry form. SIX SIS will credit these shares to SIX SIS participants, which in turn may credit them further to other custodians or clients. Brief Summary of Certain Key Provisions in the Articles of Incorporation It is expected that the articles of incorporation of Alcon immediately following the Spin-off will be in substantially similar form as the current articles of incorporation of Novartis. • Shares held via the Depository Trust Company (DTC): Holders may hold their entitlements to Alcon Shares in book-entry form via the DTC system through custody accounts with custodian banks or brokers that are direct participants in the DTC system. Such shares will be held in the name of the DTC’s nominee, Cede & Co., either via SIX SIS or through Computershare Trust Company, N.A. Such holders’ entitlements to Alcon Shares will be recorded in their custodian banks’ or brokers’ records. It is, however, foreseen that Alcon will have authorized share capital of five percent of the total issued share capital of Alcon at the time of the Spin-off reserved for purposes of any employee participation plans of Alcon and its consolidated subsidiaries. Corporate Calendar Please refer to the websites listed under “Further Information”, p. 29. • Directly registered shares held through Computershare Trust Company, N.A. in the U.S.: In the U.S., holders will have the option to directly hold their ownership interests in Alcon in the form of uncertificated shares that will be registered in the names of such holders directly on the books of Computershare Trust Company, N.A. Holders will receive periodic account statements from Computershare Trust Company, N.A. evidencing their holding of Alcon Shares. Listing and Trading of Alcon Shares As of the date of this information brochure, Alcon is a wholly owned subsidiary of Novartis. Accordingly, no public market for Alcon Shares currently exists. Novartis intends to list the Alcon Shares on the SIX Swiss Exchange and on the New York Stock Exchange under the ticker symbol “ALC”. As such, Alcon Shares will be able to be traded and transferred across applicable borders without the need for conversion, with identical shares to be traded on different stock exchanges in different currencies. It is not intended that Alcon Shares will be issued as physical share certificates. Equally, Alcon will not maintain an ADR program but will instead enable its holders to hold shares via DTC or to hold directly registered shares through Computershare Trust Company, N.A. in the U.S. In the Spin-off, all Novartis shareholders (other than holders of Novartis ADRs) will receive Alcon Shares issued as book-entry (intermediary-held) securities via SIX SIS.

16 | PROPOSED SPIN-OFF OF ALCON Description of the Proposed Transaction For an overview, including an indicative timeline, of the Transaction, please refer to p. 5. Rationale for the Spin-off The Novartis Board of Directors has determined that the separation of the Alcon business from the remainder of its businesses would be in the best interests of Novartis, Alcon and the Novartis shareholders and has endorsed the plan of the Spin-off. A wide variety of factors were considered in evaluating the Spin-off, including the following: • Distinct investment identity. The Spin-off will allow investors to separately value Novartis and Alcon based on their distinct investment identities. In addition to product R&D cycles, the business of Alcon differs from the business of Novartis in several other respects, such as commercial call points, distribution models and manufacturing processes; • Enhanced strategic and management focus. The Spin-off will allow Alcon and Novartis to more effectively pursue their distinct operating priorities and strategies and enable management of both companies to focus on unique opportunities for long-term growth and profitability; • More efficient allocation of capital. The Spin-off will permit each company to concentrate its financial resources solely on its own operations without having to compete with each other for investment capital; and • Creation of a more nimble medical device company. The Spin-off will allow Alcon to become a more focused and nimble medical device company with the ability to quickly focus on innovating products to meet the needs of the market; • Direct access to capital markets. The Spin-off will create an independent equity structure that will allow Alcon direct access to the capital markets and facilitate its ability to capitalize on its unique growth opportunities and potentially make future acquisitions using its shares. RATIONALE FOR THE SPIN-OFF Enhanced strategic and management focus Creation of a more nimble medical device company Distinct investment Identity More efficient allocation of capital Direct access to capital markets

PROPOSED SPIN-OFF OF ALCON | 17 Required Steps for the Proposed Transaction Key Terms of the Separation and Distribution Agreement Prior to the completion of the Spin-off, Novartis intends to enter into a separation and distribution agreement and several other ancillary agreements with Alcon to effect the separation and provide a framework for the relationship of Alcon and Novartis after the Spin-off. These agreements will govern the relationships between Novartis and Alcon subsequent to the completion of the Spin-off and will provide for the separation of the assets, employees, liabilities and obligations (including investments, property and employee benefits and tax liabilities) of Novartis and its subsidiaries that constitute the business of Alcon and are attributable to periods prior to, at and after the separation. In particular, the separation and distribution agreement will generally provide that: Provided that the Spin-off Distribution is approved at the General Meeting, Novartis will implement the Transaction through the following main steps: • Completion of the Internal Transactions: Transfer of the Alcon business and Alcon subsidiaries to Alcon entities so that Alcon Inc. holds, directly or indirectly, the businesses formerly constituting the eye care devices business of Novartis, comprising its surgical and vision care operations; • Execution of Separation and Distribution Agreement: Signing of the separation and distribution agreement between Novartis and Alcon as well as ancillary agreements related to the Transaction, which will govern the relationship between Novartis and Alcon up to and after completion of the Spin-off and allocate between Novartis and Alcon various assets, liabilities and obligations, including employee benefits, intellectual property and tax-related as-sets and liabilities; • all of the assets of the Alcon business not already owned by Alcon and owned by Novartis prior to the closing of the Spin-off will be transferred to Alcon; • all of the assets of the businesses and operations conducted by Novartis other than the Alcon business not already owned by Novartis and owned by Alcon prior to the closing of the Spin-off will be transferred to Novartis; • Listing of Alcon Shares and registration with the U.S. Securities and Exchange Commission and satisfaction of conditions precedent: Novartis and Alcon will seek to obtain the necessary approvals such that the Alcon Shares will be accepted for listing on the SIX Swiss Exchange and the New York Stock Exchange, and the U.S. Securities and Exchange Commission declares that the registration statement on Form 20-F for the Alcon Shares under the U.S. Securities Exchange Act of 1934, as amended, is effective. The other conditions precedent (including no order prohibiting, and no other event outside the control of Novartis preventing, the Spin-off to occur; and no material adverse change1) must be equally satisfied (or, if permissible, waived by the Novartis Board of Directors); • all of the liabilities (whether accrued, contingent or otherwise) of the Alcon business that are obligations of Novartis prior to the closing of the Spin-off will, with certain limited exceptions including financial liabilities in connection with the ongoing “Asia/ Russia Investigation” described in the Novartis Annual Report 2018 and certain other liabilities which are described in the Form 20-F on file with the SEC, be assumed by Alcon; • all of the liabilities (whether accrued, contingent or otherwise) of the business and operations conducted by Novartis other than the Alcon business that are obligations of Alcon prior to the closing of the Spin-off will be assumed by Novartis; and • Distribution of Alcon Shares to Novartis shareholders and ADR holders: By the Spin-off Distribution, the Novartis shareholders and ADR holders will receive 1 Alcon Share for every 5 Novartis shares or ADRs held; and • certain liabilities and assets related to general corporate functions will generally be retained by or transferred to Novartis. • As a consequence of the distribution, Alcon Inc. will become an independent, publicly traded company. 1 Includes events or developments that may occur prior to the ex-dividend date that, in the judgment of the Novartis Board of Directors, would result in the Spin-off of Alcon having a material adverse effect (including, but not limited to, material adverse tax consequences or risks) on Novartis or its shareholders. E.g., such risks could arise under certain circumstances if the Swiss or U.S. tax rulings on the material tax effects of the Spin-off fail to remain effective and valid or the U.S. tax opinion regarding certain tax effects is not able to be delivered to Novartis at the completion of the Spin-off.

18 | PROPOSED SPIN-OFF OF ALCON Proposal of the Board of Directors to the General Meeting In order to implement the Spin-off, the Novartis Board of Directors unanimously proposes to the Novartis shareholders to resolve upon the distribution of a dividend in kind, consisting of 1 share in Alcon for every 5 dividend bearing shares or ADRs of Novartis AG under agenda item 6 “Special Distribution by Way of a Dividend in Kind to Effect the Spin-off of Alcon Inc.” The full text of the proposal of the Board of Directors of Novartis AG is as follows:

PROPOSED SPIN-OFF OF ALCON | 19 Proposal of the Board of Directors to the General Meeting Agenda item 6: Special Distribution by Way of a Dividend in Kind to Effect the Spin-off of Alcon Inc. “The Board of Directors proposes to distribute, by way of dividend in kind, 1 share in Alcon Inc. (an “Alcon Share”) for every 5 dividend bearing shares of Novartis AG 1 (the “Distribution”). On Novartis AG’s stand-alone balance sheet, the Distribution shall be made at the book value of Alcon Inc., amounting immediately prior to the Distribution to a total of approximately CHF 17 bn (estimated) but in any case not exceeding the free reserves of Novartis AG amounting to CHF 25.4 bn (as of December 31, 2018), and be booked against (i) CHF [20 000 000] of capital contribution reserves and (ii) for the remaining part, against free reserves. The Board of Directors shall determine in its discretion the treatment of fractions and holders of physical share certificates (Heimverwahrer) that do not timely provide the necessary details to receive Alcon Shares (it being understood that respective Alcon Shares shall generally be sold and cash proceeds shall be delivered in lieu of fractions or Alcon Shares of such holders). The Distribution is subject to the following conditions precedent: (i) The Alcon Shares shall have been admitted to listing on the SIX Swiss Exchange and the New York Stock Exchange as from the ex-dividend date (subject to technical deliverables only); (ii) The U.S. Securities and Exchange Commission (“SEC”) shall have declared effective the registration statement on Form 20-F for the Alcon Shares under the U.S. Securities Exchange Act of 1934, as amended, and no stop order suspending the effectiveness of this registration statement shall be in effect and no proceedings for that purpose shall be pending before or threatened by the SEC; (iii) No order, injunction or decree issued by any governmental authority of competent jurisdiction or other legal restraint or prohibition preventing consummation of the spin-off of Alcon shall be in effect, and no other event outside the control of Novartis shall have occurred or failed to occur that prevents the consummation of the spin-off of Alcon (including, but not limited to, Novartis not being able to complete the internal transactions to separate the businesses currently constituting the eye care devices business of Novartis, comprising its Surgical and Vision Care operations, from the other businesses, due to elements outside of its reasonable control); and (iv) No other events or developments shall have occurred prior to the ex-dividend date of the Distribution that, in the judgment of the Novartis Board of Directors, would result in the spin-off of Alcon having a material adverse effect (including, but not limited to, material adverse tax consequences or risks) on Novartis or its shareholders. The Board of Directors shall (i) determine whether these conditions precedent are satisfied and, to the extent legally permissible, have authority to waive any conditions precedent if such waiver is, in the judgment of the Board of Directors, in the best interest of Novartis and its shareholders; and (ii) set the record, ex-dividend and settlement dates of the Distribution, which shall occur as soon as practicable following the satisfaction (or waiver) of these conditions precedent.” 1 No dividend in kind will be declared on treasury shares held by Novartis AG or its fully owned subsidiaries.

20 | PROPOSED SPIN-OFF OF ALCON Procedure to Receive Alcon Shares Holders of Novartis shares in book-entry form with a bank or broker If you hold or have acquired and do not sell or otherwise dispose of your Novartis shares prior to the close of business on the Cum Date, you will not be required to take any action. Provided that the Spin-off Distribution is approved at the General Meeting and the conditions precedent for it are met, Novartis will distribute to its shareholders and ADR holders, on a pro rata basis, as a dividend in kind, 1 Alcon Share for every 5 Novartis shares or 1 Alcon Share for every 5 Novartis ADRs held or acquired and not sold or otherwise disposed of by such holders prior to the close of business on the Cum Date. Holders of Novartis physical share certificates (Heimverwahrer) Following the General Meeting, all registered Novartis shareholders holding physical share certificates who have previously provided a valid mailing address to Novartis will receive a notice with instructions on how to receive Alcon Shares in the Spin-off. If you hold Novartis physical share certificates and provide your response by the date specified in the notice by either (1) electing to convert your Novartis physical share certificates into electronic shares or (2) providing separate custody account details for the booking of Provided that the General Meeting approves the Spin-off, Novartis will distribute to its shareholders and ADR holders, as a dividend in kind, 1 Alcon Share for every 5 Novartis shares or 1 Alcon Share for every 5 Novartis ADRs

PROPOSED SPIN-OFF OF ALCON | 21 Treatment of Fractions No fractional Alcon Shares will be distributed in connection with the Spin-off. Instead, UBS AG, as the Swiss settlement agent, will aggregate all fractional shares that Novartis shareholders and ADR holders would otherwise have been entitled to receive and that have been notified to UBS AG by any of Computershare Trust Company, N.A, the U.S. distribution agent, the Novartis Share Registry or the relevant deposit banks through SIX SIS into whole shares and sell the whole shares in the open market at prevailing market prices. The aggregate cash proceeds of such sales, net of brokerage fees and other costs, will be distributed pro rata to the holders that would otherwise have been entitled to receive the fractional shares (based on the fractional share each such holder would otherwise be entitled to receive) 1. UBS AG will not include fractional shares held by custodian banks that do not report their fractional shares to a SIX SIS participant, either directly or through another custodian bank, in the aggregate pool of fractional shares it will sell in the open market on behalf of Novartis shareholders entitled to receive a fractional share. In the case of fractional shares held in the custody of custodian banks that do not report their fractional shares to a SIX SIS participant, each such custodian bank is expected to sell the fractional shares in its custody and pay the aggregate cash proceeds of the sales, net of brokerage fees and other costs, pro rata to the relevant holders and net of any required withholding for taxes applicable to each holder. Alcon Shares to be distributed in the Spin-off, your bank, broker or other nominee is expected to credit the relevant account with the Alcon Shares you are entitled to receive in the Spin-off on or shortly after the Ex Date, at which time you should be able to commence trading the Alcon Shares you are allotted. If Novartis does not receive full and correct details of your securities account, in accordance with the instructions in the notice provided to you, you will not receive Alcon Shares in the Spin-off. In lieu of receiving Alcon Shares, UBS AG, as the Swiss settlement agent, will sell the Alcon Shares you are entitled to receive and Novartis will pay the aggregate net cash proceeds of such sale to you if you have previously provided valid payment details to Novartis 1. Please contact your bank, broker or other nominee for further information about your custody account. If you do not receive such a notice from Novartis by March 5, 2019, please contact Novartis Share Registry during regular Swiss business hours by telephone at +41 61 324 7204 or by email at share.registry@novartis.com. Holders of Novartis ADRs held in book-entry form with a bank or broker and holders of registered Novartis ADRs Novartis ADR holders should refer to the separate information on how they will receive Alcon Shares included in the ADR appendix to this information brochure. 1 No interest will be paid on any cash you receive in connection with the Spin-off.

22 | PROPOSED SPIN-OFF OF ALCON Overview of the Tax Treatment for Novartis Shareholders and ADR Holders The following is a general summary of certain tax consequences of the proposed Spin-off to Novartis shareholders who are tax residents in Switzerland or who are “U.S. Holders”, as defined below. Tax consequences are subject to changes in applicable laws, including changes that could have retroactive effect. This summary is not a complete analysis of all potential tax consequences relevant to the Spin-off, does not purport to be a legal opinion or tax advice, and does not address all tax aspects that may be relevant to any particular Novartis shareholder. For more information about the tax consequences of the Spin-off to Novartis shareholders, please consult the Form 20-F on file with the SEC or the SIX listing prospectus, once available. Tax consequences may be affected by the provisions of any applicable tax treaties and each shareholder’s particular circum-stances. Accordingly, all Novartis shareholders and ADR holders should consult their own tax advisors as to the tax consequences to them of the Spin-off.

PROPOSED SPIN-OFF OF ALCON | 23 Switzerland General Novartis has received written confirmations from the Swiss Federal Tax Administration and from the tax administration of the Cantons of Basel-Stadt and Fribourg addressing the relevant Swiss tax consequences of the Spin-off. Below analysis is based on the assumption that implementation of the Transaction is in line with these written confirmations. Otherwise, different tax consequences could arise. No Swiss federal securities transfer stamp duty will become due on the Spin-off Distribution. The following Swiss individual and corporate income tax consequences will in general result for Novartis’ shareholders who are tax resident in Switzerland and receive Alcon Shares or cash in lieu of (i) fractional shares or (ii) Novartis physical share certificates (Heimverwahrer): Internal Transactions Where the transfer of the Alcon business to Alcon and its subsidiaries prior to the allocation and delivery of Alcon Shares in the Spin-off is done at tax book value for the purposes of Swiss tax, it generally qualifies as a tax neutral transfer for Novartis, Alcon and the respective subsidiaries. This applies in particular to the contributions by Novartis to Alcon before the Spin-off Distribution and has been confirmed in tax rulings issued by the Swiss Federal Tax Administration for the purposes of Swiss federal withholding tax and Swiss federal stamp duties and with the tax administration of the Cantons of Basel-Stadt and Fribourg for the purposes of Swiss federal and Basel-Stadt and Fribourg cantonal and communal corporate income taxes. • Shareholders holding their Novartis shares as private assets (Privatvermögen) will not be subject to income tax on the Spin-off Distribution. The same Swiss income tax treatment applies to Novartis shareholders who receive cash in lieu of fractional shares or who hold physical share certificates (Heimverwahrer) and receive cash due to non-response. • Shareholders holding their Novartis shares as business assets (Geschäftsvermögen; including Novartis shares held by a professional securities dealer for tax purposes) should not be subject to income tax on the Spin-off Distribution upon receipt of the shares unless the distribution leads to an increase of the (tax) book value of the shares for statutory accounting purposes. Receipt of cash in lieu of fractional shares will generally lead to a capital gain or loss measured by the difference between cash received and the tax basis for such fractional shares. The same Swiss income tax treatment applies to Novartis shareholders holding physical share certificates (Heimverwahrer) who receive cash due to non-response. The Internal Transactions have no Swiss tax consequences for Novartis’ shareholders. Spin-off Distribution The Spin-off Distribution qualifies as tax neutral for Swiss tax purposes. For the purposes of Swiss federal withholding tax and Swiss federal stamp duties this qualification has been confirmed for Novartis and Alcon in a tax ruling issued by the Swiss Federal Tax Administration. For corporate income tax this qualification has been confirmed for Novartis by the cantonal tax administration of Basel-Stadt. The ruling with the cantonal tax administration of Basel-Stadt also addresses the income tax treatment at Novartis shareholder level. • Shareholders who are not tax residents of Switzerland are not subject to any Swiss federal, cantonal and communal individual and corporate income taxes, except if their Novartis shares are attributed to a permanent establishment or a fixed place of business in Switzerland. No Swiss federal withholding tax will be levied on the Spin-off Distribution as part of the tax neutral Spin-off.

24 | PROPOSED SPIN-OFF OF ALCON United States The following summary describes certain U.S. federal income tax con-sequences to holders of Novartis shares in connection with the Spin-off. For purposes of this summary, references to Novartis shares include Novartis ADRs. This summary is limited to “U.S. Holders” as that term is defined below. each to the effect that certain aspects of the Internal Transactions and the Spin-off Distribution should qualify for tax neutral treatment for U.S. federal income tax purposes. The IRS Ruling and the Tax Opinion rely upon certain facts, assumptions, representations and undertakings from Novartis and Alcon regarding the past and future conduct of the businesses and other matters of Novartis and Alcon. If any of the facts, assumptions, representations or undertakings described therein are incorrect or not otherwise satisfied, Novartis may not be able to rely upon the IRS Ruling and the Tax Opinion. Accordingly, notwithstanding the Tax Opinion and the IRS Ruling, there can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to one or more of the conclusions set forth below. A “U.S. Holder” is a beneficial owner of Novartis shares that is, for U.S. federal income tax purposes: (a) an individual who is a citizen or a resident of the U.S.; (b) a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the U.S. or any state thereof or the District of Columbia; (c) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or (d) a trust if (i) a court within the U.S. is able to exercise primary jurisdiction over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (ii) in the case of a trust that was treated as a domestic trust under law in effect before 1997, a valid election is in place under applicable Treasury Regulations. Spin-off Distribution The Spin-off Distribution is intended to qualify for tax neutral treatment for U.S. federal income tax purposes. If the distribution qualifies for this treatment and subject to the qualifications and limitations set forth herein (including the discussion below relating to the receipt of cash in lieu of fractional shares), for U.S. federal income tax purposes no gain or loss should be recognized by, or be includible in the income of, a U.S. Holder as a result of the Spin-off Distribution. A U.S. Holder that receives cash in lieu of a fractional share as part of the distribution (as no fractional shares will be distributed, see “Procedure to Receive Alcon Shares – Treatment of Fractions”, p. 21), will be treated as though it first received a distribution of the fractional share in the distribution and then sold it for the amount of cash actually received. The U.S. Holder will generally recognize capital gain or loss measured by the difference between the cash received for such fractional share and the U.S. Holder’s tax basis in that fractional share. Such capital gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period for the Novartis shares is more than one year on the date of the distribution. Certain U.S. Holders are eligible for reduced rates of taxation on their long-term capital gains. U.S. Holders of Novartis physical share certificates (Heimverwahrer) who receive cash due to non-response will be treated in the same manner as U.S. Holders who receive cash in lieu of a fractional share for U.S. federal income tax purposes. This summary does not discuss all tax considerations that may be relevant to U.S. Holders in light of their particular circumstances, nor does it address the consequences to U.S. Holders subject to special treatment under the U.S. federal income tax laws. Furthermore, this summary does not address any tax consequences other than U.S. federal income tax consequences, such as U.S. state or local or non-U.S. or non-income tax consequences. General Novartis has received a written ruling from the U.S. Internal Revenue Service (the “IRS” and such ruling the “IRS Ruling”) and expects to receive a written opinion from U.S. tax counsel (the “Tax Opinion”),

PROPOSED SPIN-OFF OF ALCON | 25 Certain Financial Information Non-IFRS Measure Definitions and Reconciliations Core results Alcon Inc. core results, which include core operating income, core gross profit and related margin calculations, fully exclude all amortization and impairment charges of intangible assets, with the exception of software, and certain acquisition related items. The following items that exceed a threshold of USD 10 million are also excluded: integration and divestment related income and expenses, divestment gains and losses, restructuring charges/releases, legal related items, impairments of property, plant and equipment and financial assets, as well as income and expense items that management deems exceptional and that are or are expected to accumulate within the year to be over a USD 10 million threshold. of eliminating two exchange rate effects so that an estimate can be made of underlying changes in the combined income statement excluding the impact of fluctuations in exchange rates: • The impact of translating the income statements of combined entities from their non-U.S. dollar functional currencies to U.S. dollar. • The impact of exchange rate movements on the major transactions of combined entities performed in currencies other than their functional currency. Alcon constant currency measures are calculated by translating the current year’s foreign currency values for sales into U.S. dollars, using the average exchange rates from the prior year and comparing them to the prior year values in U.S. dollar. These constant currency measures are used in evaluating Alcon performance, since they may assist in evaluating the ongoing performance of Alcon from year to year. However, in performing the evaluation, Alcon also considers equivalent measures of performance that are not affected by changes in the relative value of currencies. Constant currencies Changes in the relative values of non-U.S. currencies to the U.S. dollar can affect the financial results and financial position of Alcon. To provide additional information that may be useful to investors, including changes in sales volume, information about Alcon net sales is presented adjusted for such foreign currency effects. Constant currency calculations have the goal RECONCILIATION OF CORE TO IFRS REPORTED GROSS PROFIT RECONCILIATION OF CORE TO IFRS REPORTED OPERATING INCOME (in USD million) (in USD million) The 2018 financial figures presented above reflect the financial performance of Alcon on a standalone basis until September 30, 2018, and not for the entire 2018 financial year. The financial performance of Alcon on a standalone basis for the year ended December 31, 2018 will be published as soon as available, which could be after the General Meeting on February 28, 2019. For further information regarding these figures and the IFRS adjustments presented, please see the Form 20-F on file with the SEC or the SIX listing prospectus, once available. Nine Months Ended September 30 Year Ended December 31 2018 2017 20172016 Core operating income 953 816 1 086 1 128 Amortization of intangible assets (759) (763) (1 017)(1 018) Impairments (376) (77) (86) (23) Restructuring items(1)(15) (30) (29) Legal-related & other items 1019 (30) (48) IFRS reported operating income (173) (20) (77) 10 Nine Months Ended September 30 Year Ended December 31 2018 2017 20172016 Core gross profit 3 4153 139 4 211 4 123 Amortization of intangible assets (751)(755) (1 007) (1 006) Impairments (376) 0 0 (19) Restructuring items0 0 0 0 Legal-related & other items 25 0 0 13 IFRS reported gross profit 2 3132 384 3 204 3 111

26 | PROPOSED SPIN-OFF OF ALCON Q&A Why is the proposed separation of Alcon structured as a Spin-off? Novartis has structured the Spin-off as a tax-neutral distribution for Swiss withholding and income tax and U.S. federal income tax purposes of all Alcon Shares held by Novartis to the Novartis shareholders. Novartis believes that this structure would be an efficient way to separate its eye care devices business in a manner that will create long-term value for Novartis, Alcon and their respective shareholders. approved, Alcon will remain a business within Novartis. The Novartis Board of Directors would, however, continue to pursue alternative options. sale of the aggregated fractional shares. For more information, see “Procedure to Receive Alcon Shares – Treatment of Fractions”, p. 21. Following the Spin-off, Alcon Inc. will be an independent, publicly traded company, and Novartis will not retain any ownership interest in Alcon Inc. Novartis believes that the Spin-off is an efficient way to separate its eye care devices business in a manner that will create long-term value for Novartis, Alcon and their respective shareholders What are the relevant dates for my entitlement to receive Alcon Shares? Please refer to “Indicative Timeline”, p. 5. For the proposed Spin-off to be approved, how many Novartis shareholders will have to vote in favor of the corresponding proposal at the General Meeting? An absolute majority of the votes represented at the General Meeting will be required for the approval of the Spin-off. When will I receive the Alcon Shares? The Novartis Board of Directors will determine the timeline (see “Indicative Timeline”, p. 5). It is expected that Alcon Shares will be credited to Novartis shareholders on or shortly after the Ex Date. Novartis expects to announce the final timeline no later than two weeks prior to the actual Ex Date of the Spin-off. How will the proposed Spin-off of Alcon from Novartis work? To accomplish the Spin-off, Novartis AG will distribute all of the Alcon Shares held by Novartis AG to Novartis shareholders and ADR holders on a pro rata basis (see “Summary of the Proposed Transaction”, p. 4 and “Required Steps for the Proposed Transaction”, p. 17). You will not receive fractional Alcon Shares but will instead receive cash upon the What happens if Novartis sharehol-ders do not approve the Spin-off? The Novartis Board of Directors is convinced of the benefits of the Spin-off for Novartis shareholders and recommends that all share-holders vote in favor of the corresponding resolution at the upcoming General Meeting. Should the Spin-off not be What do I have to do to receive Alcon Shares? Novartis shareholders and ADR holders will not be required to take any action, pay any cash, deliver any other consideration, or surrender The Spin-off will enhance the strategic and management focus of both Novartis and Alcon, will further allow investors to separately value Novartis and Alcon and will allow each of Novartis and Alcon to effect more efficient capital allocation

PROPOSED SPIN-OFF OF ALCON | 27 any Novartis shares or ADRs in order to receive Alcon Shares. Special rules apply to holders of physical share certificates (Heimverwahrer). For steps to be taken by holders of physical share certificates, see “Procedure to Receive Alcon Shares – Holders of Novartis physical share certificates (Heimverwahrer)”, p. 20. aggregate amount of all such fractional shares in the open market at prevailing market prices (see “Procedure to Receive Alcon Shares – Treatment of Fractions”, p. 21). Will the number of Novartis shares or ADRs I own change as a result of the Spin-off? No, the number of Novartis shares or ADRs you own will not change as a result of the Spin-off. What are the tax consequences for me as a Swiss Novartis shareholder? For a summary of certain tax consequences in Switzerland, please refer to the section “Overview of Tax Treatment for Novartis Shareholders – Switzerland”, p. 23. What will happen to the price of Novartis shares or ADRs following the Spin-off? Novartis expects the trading prices of Novartis shares and Novartis ADRs immediately following the Ex Date to be lower than the trading prices immediately prior to the Ex Date because the trading prices will no longer reflect the value of the Alcon business. Do I have to pay any consideration in order to receive Alcon Shares allocated to me in the Spin-off? Will there be any transaction costs for me? No consideration will have to be paid in order to receive Alcon Shares. Any Novartis shareholders who are in doubt as to their tax position should consult their own tax advisor regarding the specific federal and local tax consequences applicable to them in connection with the receipt of Alcon Shares. As a general rule, the receipt of any Alcon Shares pursuant to the Spin-off Distribution is free of charge subject to any fees charged by the depository banks or custodians. To learn more about such fees, please consult your custodian bank or broker. There can be no assurance that the aggregate market value of the Novartis shares or ADRs and the Alcon Shares following the Spin-off will be higher than, equal to or lower than the market value of Novartis shares or ADRs if the Spin-off did not occur, i.e., the combined trading prices of one Novartis share or ADR and 1/5 Alcon Share on or after the Ex Date (representing the number of Alcon Shares to be received per every one Novartis share or ADR in the distribution) may be equal to, greater than or less than the trading price of one Novartis share or ADR before the Ex Date. What are the U.S. federal income tax consequences of the Spin-off to me as a U.S. Holder, as defined above? For a summary of certain U.S. federal income tax consequences to U.S. Holders, please refer to the section “Overview of Tax Treatment for Novartis Shareholders – United States”, p. 24. If I currently hold Novartis ADRs, will I receive Alcon ADRs? No. All holders of Novartis shares and ADRs will receive Alcon Shares, which will be able to be traded and transferred across applicable borders without the need for conversion, with identical shares to be traded on the SIX Swiss Exchange in CHF and on the New York Stock Exchange in USD. For further information, Novartis ADR holders should refer to the separate information on how they will receive Alcon Shares included in the ADR appendix to this information brochure. U.S. Holders should consult their own tax advisors regarding the specific consequences applicable to them in connection with their receipt of Alcon Shares in the Spin-off. If you sell your Novartis shares prior to the Cum Date, close of business, you will not be eligible to receive Alcon Shares When will trading in the Alcon Shares start? On the Ex Date (see “Indicative Timeline”, p. 5). Novartis expects to announce the final timeline no later than two weeks prior to the actual Ex Date for the Spin-off. What happens if the number of Novartis shares or ADRs held by me is not a multiple of 5? You will receive compensation for any fractional shares in cash resulting from the sale of the

28 | PROPOSED SPIN-OFF OF ALCON How will the Spin-off impact the Novartis dividend payout? Regardless of the separation of Alcon, Novartis intends to continue paying a strong and growing dividend in Swiss francs, building on the CHF[x.xx] per Novartis share proposed for shareholder approval in the General Meeting. of its, his or her Novartis shares or ADRs prior to the close of business on the Cum Date will receive Alcon Shares (see “Procedure to Receive Alcon Shares”, p. 20). If you do not wish to hold any Alcon Shares, you will be able to sell all or part of your Alcon Shares received as a dividend in kind on the SIX Swiss Exchange or the New York Stock Exchange after start of the trading of Alcon Shares. if you wish to register your Alcon Shares following the Spin-off. In case you do not want Alcon to receive your data from the Novartis share register, please contact the Novartis Share Registry during regular Swiss business hours by telephone at +41 61 324 72 04 or by email at share.registry@novartis.com. Can I buy Alcon Shares now? No, currently there is no public market for Alcon shares (see “Listing and Trading of Alcon Shares”, p. 15). Are there risks associated with owning Alcon Shares? Yes. Ownership of Alcon Shares is subject to both general and specific risks relating to the business of Alcon, the industry in which Alcon operates, its ongoing contractual relationships with Novartis and its status as a separate, publicly traded company. Ownership of Alcon Shares is also subject to risks relating to the Spin-off. Material risks associated with the Alcon Shares are disclosed in the Form 20-F on file with the SEC and the SIX listing prospectus, once available (see the “Important Information”, inside front cover and “Further Information”, p. 29). Special rules apply to holders of physical share certificates (Heimverwahrer), see “Procedure to Receive Alcon Shares – Holders of Novartis physical share certificates (Heimverwahrer)”, p. 20. What happens if I sell my Novartis shares prior to the Spin-off? If you sell your Novartis shares prior to the Cum Date, close of business, you will not be eligible to receive Alcon Shares or cash payments for fractional shares. I am registered in the Novartis share register. What do I have to do in order to be registered on the Alcon Share register? Novartis shareholders registered in the Novartis share register will not be automatically registered in the Alcon share register, but to facilitate prompt registration following the Spin-off, Alcon will receive data from the Novartis share register. Please contact your bank or broker Can I elect not to receive Alcon Shares? No. Provided that the Spin-off Distribution is approved at the General Meeting and the conditions precedent for it are met, each Novartis shareholder and ADR holder that holds or acquires and does not sell or otherwise dispose

PROPOSED SPIN-OFF OF ALCON | 29 Further Information For further information about the Spin-off, Novartis or Alcon, please refer to: General information on Novartis for investorshttps://www.novartis.com/investors General information on Alconhttps://www.alcon.com/content/new-alcon-1 Information about the Spin-off in particularhttps://www.novartis.com/sites/www.novartis.com/ files/alcon-20f-filing-2018.pdf Novartis e-mail distribution listhttps://www.novartis.com/news/stay-up-to-date Novartis financial reportshttps://www.novartis.com/investors/financial-data Novartis corporate calendarhttps://www.novartis.com/investors/event-calendar

30 | PROPOSED SPIN-OFF OF ALCON Appendix for ADR Holders This appendix is intended to provide holders of Novartis American Depositary Receipts (“ADRs”) with supplementary information specifically regarding the receipt of Alcon Shares by ADR holders in the Spin-off, which is to be read in conjunction with the Novartis Shareholder Information Brochure on the Spin-off dated January 30, 2019 (the “Shareholder Brochure”). Definitions not defined herein have the meaning as described in the Shareholder Brochure. Indicative Timeline for ADR Holders The Novartis Board of Directors expects that the Spin-off will occur in the first half of 2019. The final dates are, among other things, dependent on the U.S. Securities and Exchange Commission and Swiss and U.S. stock exchange approvals and could be materially delayed or not occur at all. Novartis will provide updates as additional information becomes available. At the earliest, the proposed Transaction could be completed according to the following timeline, including the following dates relevant for Novartis ADR holders: to the Ex Date and that any Novartis ADR purchased or sold on the ADRs into Novartis shares and for registration or de-registration of ADRs with receive Alcon Shares. 5 For details regarding the aggregation and sale of fractional shares, please the mechanics of owning Alcon Shares held in street accounts and the date INDICATIVE TIMELINE FOR A POTENTIAL APRIL SPIN1 Given current uncertainties, such as the impact of the U.S. government shutdown and Brexit, the illustrative spin date below is represented by “April x” Expected DateEvent February 28, 2019General Meeting Approximately 2 weeksLast day for conversion of ADRs into Novartis shares and for registration or de-registration before April x, 2019of ADRs with the ADR depositary before completion of the Spin-off2 April x -1, 2019 close of Cum-dividend date for Novartis ADRs (last day of trading ADRs including the right to receive businessAlcon Shares; the “Cum Date”) April x -1, 2019 close of Distribution of Alcon Shares to Novartis ADR holders business or shortly after3 April x, 2019Ex-dividend date for Novartis ADRs (first day of trading ADRs excluding the right to receive Alcon Shares; the “Ex Date”)4 Listing and first day of trading of Alcon Shares on SIX Swiss Exchange (9.00 am CET) and New York Stock Exchange (9.30 am EST) Approximately 2 weeksDistribution of net cash proceeds for fractions of Alcon Shares5 after April x, 2019 1Indicative only; earliest possible timeline. Novartis will provide updates as4 There will not be any “ex-distribution” or “when-issued” trading of ADRs additional information becomes available.before the Ex Date. This means that Alcon Shares will not trade separately 2 Approximately 2 days after April x, 2019 will be the first day for conversion of from Novartis ADRs on the New York Stock Exchange (NYSE) prior the ADR depositary after completion of the Spin-off.NYSE prior to and up to and including the Cum Date will include the right to 3 ADR holders should consult with their intermediary or broker concerning as of which they can expect to begin trading Alcon Shares through theirrefer to “Procedure to Receive Alcon Shares – Treatment of Fractions”, p. 21. intermediary or broker.

PROPOSED SPIN-OFF OF ALCON | 31 Procedure to Receive Alcon Shares Provided that the General Meeting approves the Spin-off Distribution and the conditions precedent for it are met, Novartis will distribute to its ADR holders (as well as holders of Novartis shares, as described in more detail in the Shareholder Brochure), on a pro rata basis, as a dividend in kind, 1 Alcon Share for every 5 Novartis ADRs held or acquired and not sold or otherwise disposed of by such holders prior to the close of business on the Cum Date. If you hold or have acquired and do not sell or otherwise dispose of your Novartis ADRs prior to the close of business on the Cum Date, you will not be required to take any action. Computershare Trust Company, N.A., the U.S. ADR distribution agent for Novartis, will send to each registered holder of ADRs entitled to a fractional share a cash payment in lieu of that holder’s fractional share following the Spin-off. If you hold your Novartis ADRs through the facilities of the DTC or otherwise through a bank, broker or other nominee, your custodian, bank, broker or nominee will receive, on your behalf, your pro rata share of the aggregate net cash proceeds of the sales of fractional shares. No interest will be paid on any cash you receive in lieu of a fractional share. For more details as to the treatment of fractions in general, please refer to the section “Procedure to Receive Alcon Shares – Treatment of Fractions” in the Shareholder Brochure. Registration on Alcon Share Register and Voting Each registered holder of Novartis ADRs that receives Alcon Shares will be automatically registered in the Alcon U.S. share register maintained by Computershare Trust Company, N.A. as a shareholder without voting rights. In order to be able to vote your Alcon Shares, however, you will need to apply for registration with voting rights. If you hold your Novartis ADRs through the facilities of the DTC or otherwise through a bank, broker or other nominee, your custodian, bank, broker or nominee will receive, on your behalf, Alcon Shares and you will not be registered in the Alcon share register. Please contact your bank or broker if you wish to vote your Alcon Shares following the Spin-off or have them directly registered on the Alcon U.S. share register maintained by Computershare Trust Company, N.A. Tax Treatment Generally, the tax treatment to Novartis ADR holders will be the same as for Novartis shareholders with respect to the Spin-off for Swiss tax and U.S. federal income tax purposes. Please refer to the section “Overview of Tax Treatment for Novartis Shareholders” in the Shareholder Brochure for more details.

32 | PROPOSED SPIN-OFF OF ALCON Q&A For general questions regarding the Spin-off, please refer to the section “Q&A” in the Shareholder Brochure. What will happen to my Novartis ADRs following the Spin-off? There will be no change as to the trading of Novartis ADRs after the Spin-off, they will continue to trade on the New York Stock Exchange under the ticker symbol ‘‘NVS’’. Novartis expects the trading price of Novartis ADRs immediately following the Ex Date to be lower than the trading price immediately prior to the Ex Date because the trading price will no longer reflect the value of the Alcon business. versa is expected to be approxi-mately two weeks before the Ex date. This date would also be the last date for Novartis ADR holders to directly register or de-register their Novartis ADRs with the Novartis ADR depositary, J.P. Morgan, before the completion of the Spin-off. From two days after the Ex Date, holders of Novartis ADRs will again be able to convert their Novartis ADRs into Novartis shares and directly register or de-register their Novartis ADRs with J.P. Morgan. When will ADRs cease to trade including the right to receive Alcon Shares? The last day of trading of Novartis ADRs including the right to receive Alcon Shares on the New York Stock Exchange will be the Cum Date. This means that any Novartis ADRs that you hold or acquire and do not sell or otherwise dispose of prior to the close of business on the Cum Date will include the right to receive Alcon Shares. Alternatively, if you purchase a Novartis ADR on or after the Ex Date, the Novartis ADR will reflect an ownership interest solely in Novartis and will not include the right to receive any Alcon Shares in the Spin-off. What do I have to do to receive Alcon Shares? Novartis ADR holders will not be required to take any action, pay any cash, deliver any other consideration, or surrender any Novartis shares or ADRs in order to receive Alcon Shares. What happens if I sell my Novartis ADRs prior to the Spin-off? If you sell your Novartis ADRs prior to the Cum Date, close of business, you will neither be eligible to receive Alcon Shares nor cash payments for fractional shares. How does the Spin-off impact conversion of Novartis ADRs into Novartis shares? The last date on which Novartis ADR holders can convert their ADRs into Novartis shares before completion of the Spin-off and vice

PROPOSED SPIN-OFF OF ALCON | 33

Contact Novartis Investor Relations Phone +41 61 324 79 44 Email investor.relations@novartis.com Contact Alcon Investor Relations Phone +1 817 615 2789 Email investor.relations@alcon.com Alternatively, contact your custodian bank or broker for further information. Copies of this brochure, any amendments thereto, and copies of the invitation to the General Meeting are available free of charge from Novartis AG, Share Registry, Forum 1-P.75, 4002 Basel, Switzerland, fax: +41 61 324 32 44, e-mail share.registry@novartis.com. This brochure and any amendments thereto are made available on the website of Novartis AG (www.novartis.com/investors/ shareholder-information/annual-general-meeting).